UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Result of AGM

SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Shell plc (Shell) announces the poll results on the resolutions at its Annual General Meeting held on Tuesday May 19, 2026 at the Sofitel London Heathrow Hotel Terminal 5, London Heathrow Airport, London TW6 2GD. Resolutions 1 - 22 were carried and Resolution 23 was not carried.

In accordance with the UK Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	3,692,655,862	99.09	33,814,873	0.91	3,726,470,735	66.57%	16,661,674
2	Approval of Directors’ Remuneration Policy	3,562,735,886	95.96	149,959,212	4.04	3,712,695,098	66.33%	30,433,635
3	Approval of Directors’ Remuneration Report	3,628,186,714	97.37	98,015,735	2.63	3,726,202,449	66.57%	16,926,344
4	Appointment of Holly Keller Koeppel	3,553,257,053	95.33	173,969,267	4.67	3,727,226,320	66.59%	15,898,007
5	Appointment of Clare Scherrer	3,662,274,189	98.25	65,078,408	1.75	3,727,352,597	66.59%	15,770,496
6	Reappointment of Dick Boer	3,625,334,266	97.26	102,168,924	2.74	3,727,503,190	66.59%	15,626,274
7	Reappointment of Ann Godbehere	3,616,390,170	97.05	110,012,888	2.95	3,726,403,058	66.57%	16,724,742
8	Reappointment of Sinead Gorman	3,675,023,920	98.58	52,800,102	1.42	3,727,824,022	66.60%	15,303,651
9	Reappointment of Jane H. Lute	3,659,266,518	98.17	68,105,115	1.83	3,727,371,633	66.59%	15,756,348
10	Reappointment of Sir Andrew Mackenzie	3,506,851,112	94.08	220,515,498	5.92	3,727,366,610	66.59%	15,760,465
11	Reappointment of Sir Charles Roxburgh	3,625,263,737	97.26	102,194,890	2.74	3,727,458,627	66.59%	15,669,287
12	Reappointment of Wael Sawan	3,685,469,229	98.86	42,564,384	1.14	3,728,033,613	66.60%	15,094,467
13	Reappointment of Abraham (Bram) Schot	3,639,570,466	97.64	87,830,408	2.36	3,727,400,874	66.59%	15,725,602
14	Reappointment of Leena Srivastava	3,676,835,105	98.65	50,424,913	1.35	3,727,260,018	66.59%	15,865,837
15	Reappointment of Cyrus Taraporevala	3,598,669,275	96.55	128,654,336	3.45	3,727,323,611	66.59%	15,804,212
16	Reappointment of Auditors	3,689,340,949	99.11	33,062,898	0.89	3,722,403,847	66.50%	20,717,698
17	Remuneration of Auditors	3,722,097,413	99.84	5,841,504	0.16	3,727,938,917	66.60%	15,180,063
18	Authority to allot shares	3,629,483,988	97.39	97,221,634	2.61	3,726,705,622	66.58%	16,425,426
19	Disapplication of pre-emption rights*	3,685,984,387	98.96	38,651,329	1.04	3,724,635,716	66.54%	18,489,852
20	Authority to make on-market purchases of own shares*	3,717,577,637	99.74	9,833,027	0.26	3,727,410,664	66.59%	15,711,689
21	Authority to make off-market purchases of own shares*	3,694,862,655	99.14	32,054,638	0.86	3,726,917,293	66.58%	16,206,236
22	Authority for certain donations and expenditure	3,686,389,940	98.92	40,124,806	1.08	3,726,514,746	66.57%	16,574,054
23	Shareholder resolution*	470,824,659	13.01	3,148,423,871	86.99	3,619,248,530	64.66%	119,605,420

* Special resolution

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

Chief Executive Officer Wael Sawan said: “Shell’s shareholders continue to strongly back our strategy as we transform Shell into a better performing and more resilient business. We are making progress towards our financial and climate targets, providing the oil and gas the world needs today while helping to build the energy system of the future. We will apply discipline and focus as we continue to deliver more value with less emissions.”

May 19, 2026

Sean Ashley
Company Secretary
Shell plc

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Cautionary Note
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”, “aspiration”, ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2025 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, May 19, 2026. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 19, 2026	/s/ SEAN ASHLEY
Sean Ashley
Company Secretary